NAM TAI ELECTRONICS, INC.
Proposed Privatization of its 2 Subsidiaries Listed
on the Hong Kong Stock Exchange Unsuccessful

VANCOUVER, CANADA – December 5, 2005 — Nam Tai Electronics, Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTE) announced today the closing (the “Closing Date”) of the conditional general cash offers to privatize two of its subsidiaries which are listed in Hong Kong, Nam Tai Electronic & Electrical Products Limited (“NTEEP”) and J.I.C. Technology Company Limited (“JIC”).

As at the Closing Date, Nam Tai had received valid acceptances in respect of 176,327,300 NTEEP shares and 171,827,370 JIC shares, which represented approximately 69.81% of the public float shares of NTEEP and approximately 79.31% of the public float shares of JIC, respectively. Since the Company was not able to acquire 90% of the public float shares of NTEEP and JIC, respectively, the condition of the offers have not been fulfilled, and therefore, the proposed privatizations of both NTEEP and JIC were not successful. As a result, both NTEEP and JIC will continue to maintain their listing status on the Hong Kong Stock Exchange.

About Nam Tai Electronics, Inc.

We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and sub-assemblies, including LCD panels, LCD modules, RF modules, FPC sub-assemblies and image sensors modules. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys, handheld video game devices and microwave ovens. We also manufacture finished products, including cellular phones, palm-sized PCs, personal digital assistants, electronic dictionaries, calculators, digital camera accessories and Bluetooth TM wireless headset accessory for use with cellular phones.

Nam Tai has two Hong Kong listed subsidiaries, Nam Tai Electronic & Electrical Products Limited (“NTEEP”) and J.I.C. Technology Company Limited (“JIC”). Interested investors may go to the website of The Stock Exchange of Hong Kong at www.hkex.com.hk to obtain the information. The stock codes of NTEEP and JIC in The Stock Exchange of Hong Kong are 2633 and 987, respectively. Investors are reminded to exercise caution when assessing such information and not to deal with the shares of the Company based solely on reliance of such information.